Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

2 Year Buffered Autocallable Securities Linked to DFAC

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The Dimensional U.S. Core Equity 2 ETF (ticker "DFAC")
Pricing date:	June 28, 2024
Interim valuation date:	July 1, 2025
Final valuation date:	June 29, 2026
Maturity date:	July 2, 2026
Automatic early redemption:	If on the interim valuation date, the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically called for an amount equal to the principal plus the premium
Return amount:	$1,000 × the underlying return × the upside participation rate
Upside participation rate:	110%
Premium:	9.50% of the stated principal amount
Buffer value:	90% of the initial underlying value
Buffer percentage:	10%
Cash buffer:	$100.00 in cash per security (equal to the stated principal amount multiplied by the buffer percentage)
CUSIP / ISIN:	17331ATV3 / US17331ATV34
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Equity ratio:	The stated principal amount *divided* by the initial underlying value
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Payment at Maturity:	• If the final underlying value is **greater than** the initial underlying value: $1,000 + the return amount • If the final underlying value is **less than or equal to** the initial underlying value but **greater than or equal to** the final buffer value: $1,000 • If the final underlying value is **less than** the final buffer value: a fixed number of underlying shares of the underlying equal to the equity ratio (or, if we elect, the cash value of those shares based on the final underlying value) + the cash buffer If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the buffer value, which means that the underlying has depreciated from the initial underlying value by more than the buffer percentage, you will receive underlying shares (or, in our sole discretion, cash) and a cash buffer at maturity that together will be worth less than the stated principal amount of your securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated June 5, 2024

*Assumes the securities have not been automatically redeemed prior to maturity.
**Reflects the cash buffer plus the value, based on the final underlying value, of a number of underlying shares equal to the equity ratio.

Hypothetical Interim Payment per Security

Valuation Date on which Closing Value Exceeds Initial Underlying Value	Premium	Hypothetical Payment at Early Redemption
July 1, 2025	9.50%	$1,095.00

If the closing value of the underlying is greater than or equal to the initial underlying value on the interim valuation date, then the securities will be automatically redeemed prior to maturity and you will receive a premium following the interim valuation date.

Hypothetical Payment at Maturity*


$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$100
$0
Maturity Payment Amount per Security
$1,000 Stated Principal Amount
A
B
C
-10.00%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Underlying Return

	Hypothetical Underlying Return	Hypothetical Security Return	Hypothetical Payment at Maturity
C	50.00%	55.00%	$1,550.00
	25.00%	27.50%	$1,275.00
	5.00%	5.50%	$1,055.00
B	0.00%	0.00%	$1,000.00
	-5.00%	0.00%	$1,000.00
	-10.00%	0.00%	$1,000.00
A	-10.01%	-0.01%	$999.90**
	-75.00%	-65.00%	$350.00**
	-100.00%	-90.00%	$100.00**

Selected Risk Considerations • You may lose a significant portion of your investment. Unlike conventional debt securities, the securities do not repay a fixed amount of principal at maturity. If the securities are not automatically redeemed prior to maturity, the value of what you receive at maturity will depend on the performance of the underlying. If the underlying depreciates by more than the buffer percentage from the initial underlying value to the final underlying value, you will not be repaid the stated principal amount of your securities at maturity but, instead, will receive underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) and a cash buffer that together will be worth less than your initial investment. • The securities do not pay interest. • The securities may be automatically redeemed prior to maturity, limiting the term of the securities. • You will not receive dividends or have any other rights with respect to the underlying unless and until you receive underlying shares of the underlying at maturity. • The performance of the securities will depend on the closing values of the underlying solely on the valuation dates, which makes the securities particularly sensitive to volatility in the closing values of the underlying on or near the valuation dates. • The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The Issuer and its affiliates may have economic interests that are adverse to yours. • Even if the underlying pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement. • The securities will not be adjusted for all events that may have a dilutive effect on or otherwise adversely affect the closing value of the underlying. • The securities may become linked to an underlying other than the original underlying upon the occurrence of a reorganization event or upon the delisting of the underlying shares. • The value and performance of the underlying shares may not completely track the net asset value per share of the underlying. • Changes that affect the underlying may affect the value of your securities. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.